Exhibit 99.3

Cresco Labs Announces Signing of Senior Secured Credit Agreement

Initial Drawdown of up to US$100 million expected end of January; Agreement Includes

Mutual Option to Increase to up to US$200 million

CHICAGO—(BUSINESS WIRE)—Cresco Labs (CSE:CL) (OTCQX:CRLBF) (“Cresco” or the “Company”), one of the largest vertically integrated multistate cannabis operators in the United States, announced today that it has entered into a non-brokered credit agreement (the “Credit Agreement”) for a senior secured term loan (the “Senior Loan”) in an initial aggregate principal amount of up to US$100 million, with a mutual option to increase the size of the facility to a maximum of US$200 million. The Company expects to complete an initial drawdown of up to US$100 million on or about January 30, 2020, subject to the satisfaction of customary funding conditions.

The proceeds from the Senior Loan will be used to fund the expansion of operations in Illinois, closing and integration costs associated with pending acquisitions, and other strategic growth initiatives in key markets.

“This agreement reflects the strength and growth potential of the national platform Cresco has built as well as our ongoing commitment to execute a superior capital agenda for the benefit of shareholders,” said Charlie Bachtell, CEO and Co-founder of Cresco Labs. “Through this deal, we have diversified the Company’s funding sources, improved our cost of capital in a non-dilutive manner and given ourselves flexibility in a dynamic capital environment. As we enter 2020 and our business continues to increase its positive free cash flow, Cresco is well-positioned to continue growing its foothold in the most strategic cannabis markets in the U.S., while building the most important company in the industry.”

Terms

Commitments under the Senior Loan are provided by a broad syndicate of lenders, including U.S. based institutional investors, demonstrating confidence in Cresco’s strategic position and reflecting the strong growth outlook for the US cannabis industry. Members of the Company’s management and board of directors will also be participating as investors in the Senior Loan. Each commitment under the Senior Loan may be for an 18-month or 24-month term, at the lender’s option. Loans made on the initial closing date will bear interest at a rate of approximately 12.7% per annum for 18-month loans and approximately 13.2% for 24-month loans, payable quarterly in arrears. The terms of the Senior Loan were negotiated at arm’s length with the agent and lead investor and include customary restrictive covenants.

About Cresco Labs

Cresco Labs is one of the largest vertically-integrated multi-state cannabis operators in the United States. Cresco is built to become the most important company in the cannabis industry by combining the most strategic geographic footprint with one of the leading distribution platforms in North America. Employing a consumer-packaged goods (“CPG”) approach to cannabis, Cresco’s house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco, Remedi and Mindy’s, a line of edibles created by James Beard Award-winning chef Mindy Segal. Sunnyside*, Cresco’s national dispensary brand, is a wellness-focused retailer designed to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco has launched the industry’s first national comprehensive Social Equity and Educational Development (SEED) initiative designed to ensure that all members of society have the skills, knowledge and opportunity to work in and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the company’s CSE Listing Statement filed with SEDAR; and other factors, many of which are beyond the control of the Company. These risks and uncertainties include, among other things, the Company’s ability to satisfy pre-funding conditions, timing of initial funding, availability of additional funding under the Senior Loan if required by the Company, and the Company’s ability to comply with the restrictive covenants and other terms of the Senior Loan. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco’s shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Contacts

Media:

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

Investors:

Aaron Miles

Vice President, Investor Relations

Investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com